# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ikena Oncology, Inc., CIK 0001835579
CUSIP: 45175G108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001373604-24-000124
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,585,866; sole dispositive power 0; shared dispositive power 3,585,866; aggregate amount beneficially owned 3,585,866 (7.4% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.
- Leonard Braden Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,000; shared voting power 3,585,866; sole dispositive power 60,000; shared dispositive power 3,585,866; aggregate amount beneficially owned 3,645,866 (7.6% of the class)
  Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.

## Item 1. Issuer
Name of issuer: Ikena Oncology, Inc.
Address of issuer's principal executive offices: 645 Summer Street, Suite 101, Boston, Massachusetts, 02210

## Item 2. Person Filing
Name of person filing:
BML Investment Partners, L.P.
Braden M Leonard
Address of principal business office or, if none, residence:
65 E Cedar - Suite 2
Zionsville, IN 46077
Citizenship:
Delaware
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3645866
Percent of class: 7.6%
Sole power to vote or to direct the vote: 60000
Shared power to vote or to direct the vote: 3585866
Sole power to dispose or to direct the disposition: 60000
Shared power to dispose or to direct the disposition: 3585866

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (02/14/2025)
- Leonard Braden Michael: Braden M Leonard, Leonard Braden Michael (02/14/2025)
Comment: BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.